          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                   SCHEDULE 13G
                (Amendment No. 3)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
       UNDER THE SECURITIES EXCHANGE ACT OF 1934

          Chris-Craft Industries, Inc.
                (Name of Issuer)

        Class B Common Stock, par value $.50 per share and Common Stock, par value $.50 per share
            (Title of Class of Securities)

        170520-30-8, 170520-50-6, and 170520-10-0
                   (CUSIP Number)

            _______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

            (Continued on following pages)

CUSIP No. 170520-30-8          13G        Page 2 of 6 Pages
          170520-50-6 and
          170520-10-0

1)  Name of Reporting Person:  John C. Siegel
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

               5)   Sole Voting Power: 563,353 shares of
Number of           Class B Common Stock
Shares              and 649,288 shares of Common Stock
Beneficially   6)   Shared Voting Power:  246 shares of
Owned               $1.40 Convertible Preferred Stock,
by Each             369,154 shares of Class B Common Stock,
Reporting           and 1,016,192 shares of Common Stock
               7)   Sole Dispositive Power: 572,372 shares
                    of Class B Common Stock Person and
                    673,343 shares of Common Stock
               8)   Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   246 shares of $1.40 Convertible Preferred Stock,
               932,507 shares of Class B Common Stock,
               and 1,665,480 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          Less than 1% of $1.40 Convertible Preferred Stock,
          11.5% of Class B Common Stock, and 6.5% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-Craft")

Item 1(b).     Address of Issuer's Principal Executive
               Offices:
               767 Fifth Avenue
               New York, New York 10153

Item 2(a).     Name of Person Filing:
               John C. Siegel

Item 2(b).     Address of Principal Business Office or, if
               none, Residence:
               KBHK
               650 California Street
               San Francisco CA  94108

Item 2(c).     Citizenship:
               United States of America

Item 2(d).     Title of Class of Securities:

                                      I

            Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted
            Transferee" currently convertible into
            11.28894 shares of Class B Common Stock and
            22.57786 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 33.86680 shares of Common Stock ("$1.40 Convertible Preferred
            Stock")

                                     II

            Class B Common Stock, $.50 par value, each share convertible into one share of Common
            Stock ("Class B Common Stock")

                                     III

            Common Stock, $.50 par value ("Common Stock")

Item 2(e).  CUSIP Number:

             I ($1.40 Convertible Preferred Stock) --
                   170520-30-8

            II (Class B Common Stock) -- 170520-50-6

           III (Common Stock) -- 170520-10-0

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.     Ownership.

                               I              II           III

                             $1.40
                             Convert-
                             ible           Class B
                             Preferred      Common        Common
                             Stock          Stock         Stock
(a)  Amount Beneficially
     Owned (1):              246            932,507(2)    1,665,480(3)

(b)  Percent of Class
     (outstanding at
     December 31, 1998)(4)   *              11.5%         6.5%


 (c) Number of shares as
     to which such person
     has:                    --             563,353       649,288

     (i)  sole power to
     vote or to direct
     the vote

     (ii)  shared power to
     vote or to direct
     the vote                246            369,154       1,016,192


     (iii)  sole power to
     dispose or to direct
     the disposition of      --             572,372       673,343

     (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                 --             --            --


_________________________

(1) At December 31, 1998 the Trustee of the Chris-Craft Employees' Stock Purchase Plan held 644,261 shares of Common Stock, 363,600 shares of Class B Common Stock, and 246 shares of $1.40 Convertible Preferred Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan, of which Mr. Siegel is a member, is empowered to direct voting of the shares held by the Trustee under that plan, therefore, the total numbers of shares held at December 31, 1998 by the Stock Purchase Plan are included in the figures.

(2) Includes 5,554 shares issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Includes 56,271 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998 and 935,284 shares issuable upon conversion of
     (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1998 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1998 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of the stock option referred to in Note (3).


Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                             Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1999



/s/ John C. Siegel
------------------------
     Signature



   John C. Siegel
     Name/Title